Exhibit 3.6

GUARDIANLINK
CERTIFICATE OF DESIGNATIONS OF PREFERENCES,
RIGHTS AND LIMITATIONS
OF
SERIES C PREFERRED STOCK

The undersigned, being the President of GuardianLink a Wyoming corporation (the "Corporation"), does hereby certify that the following resolutions, were duly adopted by the directors of the Corporation by written consent on March 10, 2014:

RESOLVED, that, pursuant to the authority expressly granted to and vested in the directors by the provisions of the Articles of Incorporation, as amended (the "Articles of Incorporation") of the Corporation, the Board of Directors, by Unanimous Consent dated March __, 2014 adopted a resolution providing for the designation, rights, powers and preferences and qualifications, limitations and restrictions of Three Million (3,000,000) shares of Series C Preferred Stock, and a copy of such resolution is as follows:

1.            Designation and Amount.   The shares of such series shall be designated as "Series C Preferred Stock" (the "Series C Preferred Stock") and the number of shares constituting such series shall initially be Three Million (3,000,000).

2.           Rank.

(a) The Series C Preferred Stock shall rank senior to all classes of common stock of the Corporation (including, without limitation, the Common Stock, par value $.0001 per share (the "Common Stock"), of the Corporation) and to all other class or series of Capital Stock of the Corporation hereafter created which does not expressly rank pari passu with or senior to the Series C Preferred Stock (the "Junior Stock").

(b) Notwithstanding anything to the contrary contained in the Articles of Incorporation of the Corporation, the vote of the holders of a majority of the Series C Preferred Stock shall be a prerequisite to the designation or issuance of any shares of Capital Stock ranking senior to the Series C Preferred Stock in the event of liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

3.           Dividends.  The holders of shares of Series C Preferred Stock shall be entitled to receive dividends, when and as declared by the Board of Directors that may be paid in cash out of funds legally available for such purpose or in shares of Common Stock, at the rate of Eight Percent (8%) per share annually. Such dividends shall be non-cumulative, whether or not earned or declared, from and after the date of issuance of the Series C Preferred Stock.

4.           Stated Value. Each share of Series C Preferred Stock shall have a stated value of $2.00.

5.           Liquidation Preference. Upon the liquidation, dissolution or winding up of the business of the Corporation, whether voluntary or involuntary, after payment or setting apart for payment of all amounts for, or the distribution of any assets of the Corporation due to the holders of any senior securities, each holder of Series C Preferred Stock shall be entitled to receive, for each share thereof, out of assets of the Corporation legally available therefore, a preferential amount in cash, per share of Series C Preferred Stock, equal to (and not more than) the sum of the (x) Stated Value, plus (y) all accrued and unpaid dividends thereon (the "Series C Liquidation Preference"). The Series C Liquidation Preference shall be paid before the payment or setting apart for payment of any amount for, or the distribution of any assets of the Corporation to the holders of the Corporation's Junior Stock and common stock. If upon any such distribution the assets of the Corporation shall be insufficient to pay the holders of the outstanding shares of Series C Preferred Stock the full Series C Liquidation Preference, such holders shall share ratably in any distribution of assets in accordance with the sums which would be payable on such distribution if all sums payable thereon were paid in full. Any distribution in connection with the liquidation, dissolution or winding up of  the Corporation, or any bankruptcy or insolvency proceeding, shall be made in cash to the extent possible.  Whenever any such distribution shall be paid in property other than cash, the value of such distribution shall be the fair market value of such property as determined in good faith by the Board of Directors of the Corporation.

6.           Voting Rights.   Except as otherwise required by Wyoming law, the holders of Series C Preferred Stock shall have one vote of the Common Stock per One share of Series C Preferred Stock.

7.           Call Option.        At any time during the Call Option Period, the Corporation shall have the option to purchase all or any of the Option Shares by issuing a Call Notice at the relevant Strike Price. The Call Notice will specify the number of Option Shares intended to be purchased. On the exercise of such option by the Corporation, Optionee shall be obliged to sell to the Corporation, on a spot delivery basis, the Option Shares at the relevant Strike Price, and such sale shall be subject to Optionee's confirmation that the Option Shares are without any encumbrance. Such purchase by the Corporation of the Option Shares shall be completed on a spot delivery basis on the Settlement Date. It is clarified that the Corporation shall be entitled to purchase the Option Shares either directly or designate a nominee for this purpose. Provided that in respect of the Option Shares which are allotted at different dates, the Corporation may issue one or more Call Notices during the relevant Call Option Period.

                   8.           No Preemptive Rights. Subject to any existing agreements between the Corporation and a holder of Series C Preferred Stock, no holder of the Series C Preferred Stock shall be entitled to rights to subscribe for, purchase or receive any part of any new or additional shares of any class, whether now or hereinafter authorized, or of bonds or debentures, or other evidences of indebtedness convertible into or exchangeable for shares of any class, but all such new or additional shares of any class, or any bond, debentures or other evidences of indebtedness convertible into or exchangeable for shares, may be issued and disposed of by the Board of Directors on such terms and for such consideration (to the extent permitted by law), and to such person or persons as the Board of Directors in their absolute discretion may deem advisable.

9.            Lost or Stolen Certificates. Upon receipt by the Corporation of evidence satisfactory to the Corporation of the loss, theft, destruction or mutilation of any Preferred Stock Certificates representing the shares of Series C Preferred Stock, and, in the case of loss, theft or destruction, of any indemnification undertaking by the holder to the Corporation and, in the case of mutilation, upon surrender and cancellation of the preferred stock certificate(s), the Corporation shall execute and deliver new preferred stock certificate(s) of like tenor and date; provided, however, that the Corporation shall not be obligated to re-issue Preferred Stock Certificates if the holder contemporaneously requests the Corporation to convert such shares of Series C Preferred Stock into Common Stock.

10.          Amendment. The provisions hereof and the Articles of Incorporation, as amended, of the Corporation shall not be amended in any manner which would adversely affect the rights, privileges or powers of the Series C Preferred Stock without, in addition to any other vote of stockholders required by law, the affirmative vote of the holders of a majority of the outstanding shares of Series C Preferred Stock, voting together as a single class.

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I further declare under penalty of perjury under the laws of the State of Wyoming that the matters set forth in this certificate of designation are true and correct of my own knowledge.

Date:  April 1, 2014

GuardianLink

By: /s/ Mark Kelly
Name:  Mark Kelly
Title: President